NORTEK NEWS

CONTACT: Richard L. Bready, Chairman and CEO
             Edward J. Cooney, Vice President and Treasurer
             (401) 751-1600

RELEASE: **IMMEDIATE**

NORTEK ANNOUNCES 2002 RESULTS
WITH RECORD EARNINGS FOR THE YEAR

_____

PROVIDENCE, RI, March 11, 2003 – **Nortek, Inc.**, a leading international designer, manufacturer and marketer of high-quality, brand-name building products, today announced results for the year and fourth quarter 2002. As previously announced, the acquisition of **Nortek Holdings, Inc**., the parent of **Nortek, Inc**., by affiliates of Kelso and Company, L.P. and management was completed on January 9, 2003. Accordingly, **Nortek Holdings** is no longer a public company and its shares are not traded on the New York Stock Exchange.

Key financial highlights from continuing operations for the full-year 2002 included:

- Net sales for the year of $1.89 billion, an increase of approximately 6% from $1.78 billion for 2001.

- EBITDA of $230 million compared to $212 million for the prior year.

- Operating earnings of $187 million compared to last year's $154 million.

- Earnings of $59 million compared to $33 million in 2001.

- m o r e -

For the fourth quarter, **Nortek** results from continuing operations included net sales of approximately $437 million compared to $426 million for 2001; Operating earnings of approximately $35 million compared to last year's $36 million; EBITDA of approximately $46 million compared to approximately $52 million in 2001.

Goodwill amortization included in operating earnings in 2001 in the fourth quarter and for the year was approximately $4.1 million and $16.3 million, respectively, as determined under accounting principles generally accepted in the United States in effect in the year 2001. Operating earnings for the comparable periods of 2002 did not include any amortization of goodwill.

Richard L. Bready, Chairman and Chief Executive Officer, said, "We are pleased to report that 2002 was a record year for **Nortek**. All three of **Nortek's** operating groups experienced healthy demand for their high-quality brand-name products with both sales and earnings for the year exceeding 2001. Our results are even more impressive considering the continued softness in the manufactured housing segment and the slowdown in demand for commercial HVAC products."

Mr. Bready added, "Throughout the year, **Nortek** continued its strategic sourcing and manufacturing efficiency initiatives to improve its overall operations and reduce costs wherever possible."

"Additionally, we strengthened our liquidity during the year by reducing current and long-term debt by approximately $65 million. We also put in place a $200-million

NORTEK, INC., 50 KENNEDY PLAZA, PROVIDENCE, RHODE ISLAND 02903-2360 401-751-1600 FAX 401-751-4724

Senior Secured Credit Facility for seasonal requirements and general corporate purposes. At December 31, 2002 there were no borrowings outstanding under this facility."

Nortek (a wholly-owned subsidiary of **Nortek Holdings, Inc.**) is a leading international manufacturer and distributor of high-quality, competitively priced building, remodeling and indoor environmental control products for the residential and commercial markets. **Nortek** offers a broad array of products for improving the environments where people live and work. Its products include range hoods and other spot ventilation products; heating and air conditioning systems; vinyl products, including windows and doors, siding, decking, fencing and accessories; indoor air quality systems; and specialty electronic products.

*As used herein, the term "Nortek" refers to Nortek, Inc., together with its subsidiaries, unless the context indicates otherwise. This term is used for convenience only and is not intended as a precise description of any of the separate corporations, each of which manages its own affairs.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the Company's current plans and expectations and involve risks and uncertainties that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements. Important factors impacting such forward-looking statements include the availability and cost of raw materials and purchased components, the level of construction and remodeling activity, changes in general economic conditions, the rate of sales growth, and product liability claims. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events, or otherwise. For further information, please refer to the Company's reports and filings with the Securities and Exchange Commission.

# # #

NORTEK, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED SUMMARY OF OPERATIONS
(Amounts in thousands)

| | Fourth Quarter Ended December 31, | | Year Ended December 31, | |
	2002	2001	2002	2001
		(Unaudited)		
Net sales	$ 436,778	$ 426,168	$1,888,292	$1,775,375
Cost of products sold	316,161	308,260	1,361,101	1,308,804
Selling, general and administrative expenses	83,677	75,757	333,917	289,721
Amortization of goodwill and intangible assets	1,647	5,682	6,106	22,603
	401,485	389,699	1,701,124	1,621,128
Operating earnings	35,293	36,469	187,168	154,247
Interest expense	(24,251)	(24,461)	(96,634)	(101,898)
Investment income	1,958	2,392	7,466	10,651
Earnings from continuing operations before provision for income taxes	13,000	14,400	98,000	63,000
Provision for income taxes	3,300	6,800	39,000	30,300
Earnings from continuing operations	9,700	7,600	59,000	32,700
Earnings (loss) from discontinued operations	(2,200)	(100)	3,500	(21,100)
Extraordinary loss from debt retirement	---	---	---	(3,600)
Net earnings	$ 7,500	$ 7,500	$ 62,500	$ 8,000
EBITDA	$ 45,877	$ 52,031	$ 230,357	$ 212,412
Capital expenditures	$ 12,483	$ 8,496	$ 28,492	$ 40,960

The accompanying notes are an integral part of this unaudited condensed consolidated summary of operations.

NORTEK, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED SUMMARY OF OPERATIONS

A.   The unaudited condensed consolidated summary of operations for Nortek, Inc. and its subsidiaries (the "Company" or "Nortek"), in the opinion of management, reflects all adjustments necessary for a fair statement of the periods presented.   In 2002 and 2001, the Company sold certain subsidiaries of its wholly-owned subsidiary, Ply Gem Industries, Inc. ("Ply Gem"). The sale of these subsidiaries and their related operating results have been excluded from earnings from continuing operations and are classified as discontinued operations for all periods presented (see Notes I and K).   Certain amounts in the prior year's unaudited condensed consolidated summary of operations have been reclassified to conform to the current year presentation.   It is suggested that this unaudited condensed consolidated summary of operations be read in conjunction with the consolidated financial statements and the notes included in the Company's latest annual report on Form 10-K, its latest quarterly report on Form 10-Q, its latest Current Report on Form 8-K and Nortek Holdings, Inc. definitive Proxy Statement dated December 4, 2002 as filed with the Securities and Exchange Commission ("SEC"). (See Note D.)

On November 20, 2002, the Company reorganized into a holding company structure and each outstanding share of capital stock of the Company was converted into an identical share of capital stock of Nortek Holdings, Inc. ("Nortek Holdings"), a Delaware corporation formed in 2002, with Nortek Holdings becoming the successor public company and the Company becoming a wholly-owned subsidiary of Nortek Holdings (the "Nortek Holdings Reorganization").   On January 9, 2003, Nortek Holdings completed a recapitalization transaction, which resulted in the acquisition of Nortek Holdings by certain affiliates and designees of Kelso & Company L.P. ("Kelso") and certain members of the Company's management (see Note D).

B.   EBITDA from operations is operating earnings from continuing operations plus depreciation and amortization expense (other than amortization of deferred debt expense and debt discount). EBITDA is presented as it is a common analytical measurement utilized by investors to assess company performance.

The following table presents a reconciliation from operating earnings, which is the most directly comparable financial measure under accounting principles generally accepted in the United States, to EBITDA for the fourth quarter and the year ended December 31, 2002 and 2001:

	Fourth Quarter Ended December 31,		Year Ended December 31,	
	2002	**2001**	**2002**	**2001**
	(Amounts in thousands)			
Operating earnings	$35,293	$36,469	$187,168	$154,247
Depreciation expense	8,937	9,880	37,083	35,562
Amortization of goodwill and intangible assets	1,647	5,682	6,106	22,603
EBITDA	$45,877	$52,031	$230,357	$212,412

C. As a result of the Nortek Holdings Reorganization on November 20, 2002, the Company is no longer required to present earnings per share data in accordance with accounting principles generally accepted in the United States. The following as adjusted earnings (loss) per share of common stock amounts have been prepared as if the Nortek Holdings Reorganization had not occurred. As a result, the calculations include the outstanding shares of common and special common stock and the dilutive impact of the options to purchase common and special common stock of Nortek Holdings for the period from November 20, 2002 to December 31, 2002 as if the Nortek Holdings Reorganization had not occurred.

	Fourth Quarter Ended December 31,		Year Ended December 31,	
	2002	**2001**	**2002**	**2001**
	(Unaudited)			
	(In thousands except per share amounts)			
As adjusted earnings (loss) per share of common stock:				
Earnings from continuing operations:				
Basic	$ .88	$ .69	$ 5.36	$ 2.99
Diluted	$ .83	$ .69	$ 5.09	$ 2.93
Earnings (loss) from discontinued operations:				
Basic	$ (.20)	$ (.01)	$ .32	$ (1.93)
Diluted	$ (.19)	$ (.01)	$ .30	$ (1.89)
Extraordinary loss from debt retirement:				
Basic	$ ---	$ ---	$ ---	$ (.33)
Diluted	$ ---	$ ---	$ ---	$ (.32)
Net earnings:				
Basic	$ .68	$ .68	$ 5.68	$ .73
Diluted	$ .64	$ .68	$ 5.39	$ .72
Weighted average number of shares:				
Basic	11,003	10,967	10,996	10,937
Diluted	11,711	11,020	11,594	11,151

As adjusted per share amounts included in the notes to unaudited condensed consolidated summary of operations are based on the weighted average number of shares above.

D. On January 9, 2003, Nortek Holdings, the parent company of Nortek, was acquired by Kelso, and certain members of the Company's management (the "Management Investors") in accordance with the Agreement and Plan of Recapitalization by and among Nortek, Inc., Nortek Holdings, Inc. and K Holdings, Inc. ("K Holdings") dated as of June 20, 2002, as amended, (the "Recapitalization Agreement") in a transaction valued at approximately $1.6 billion, including the assumption of certain indebtedness (the "Recapitalization").

On January 8, 2003, at a special meeting of stockholders of Nortek Holdings, the stockholders approved the following amendments to the certificate of incorporation (the "Stockholder Approval"), which were required in connection with the terms of the Recapitalization Agreement:

- A new class of common stock, Class A Common Stock, par value $1.00 per share, of Nortek Holdings was created consisting of 19,000,000 authorized shares.

- At the time that the amendment to the certificate of incorporation became effective, each share of common stock, par value $1.00 per share, and special common stock, par value $1.00 per share outstanding was reclassified into one share of a new class of mandatorily redeemable common stock, Class B Common Stock, par value $1.00 per share, of Nortek Holdings consisting of 14,000,000 authorized shares.

- Class B Common Stock was required to be immediately redeemable for $46 per share in cash upon completion of the Recapitalization.

- The authorized number of shares of Series B Preference Stock, par value $1.00 per share, was increased to 19,000,000 authorized shares.

Following the Stockholder Approval, common stock and special common stock held by the Management Investors were exchanged for an equal number of newly created shares of Series B Preference Stock. In addition, certain options to purchase shares of common and special common stock held by the Management Investors were exchanged for fully vested options to purchase an equal number of shares of the newly created Class A Common Stock. The remaining outstanding options, including some held by Management Investors, were cancelled in exchange for the right to receive a single lump sum cash payment equal to the product of the number of shares of common stock or special common stock underlying the option and the amount by which the redemption price of $46 per share is greater than the per share exercise price of the option.

On January 9, 2003, in connection with the Recapitalization, Kelso purchased newly issued shares of Series B Preference Stock for approximately $355,923,000 and purchased shares of Series B Preference Stock held by the Management Investors for approximately $18,077,000. Newly issued Class A Common Stock of approximately $3,262,000 was purchased by designated third parties. Shares of Series B Preference Stock held by the Management Investors that were not purchased by Kelso were converted into an equal number of shares of Class A Common Stock. In addition, the Company declared and distributed to Nortek Holdings a dividend of approximately $120,000,000 and distributed approximately $27,900,000 for reimbursement of fees and expenses of Kelso, which were paid out of the Company's unrestricted cash and cash equivalents on hand and were permissible under the most restrictive covenants with respect to the indentures of the Company's 8 7/8% Senior Notes due 2008, 9 1/4% Senior Notes due 2007, 9 1/8% Senior Notes due 2007 and 9 7/8% Senior Subordinated Notes due 2011 (the "Existing Notes").

Nortek Holdings used the proceeds from the purchase by Kelso of the newly issued Series B Preference Stock, Class A Common Stock and the dividend from Nortek to redeem Nortek Holdings' Class B common stock and to cash out options to purchase common and special common stock totaling approximately $497,262,000.

In connection with the Recapitalization, K Holdings received a bridge financing letter from a lender for a senior unsecured term loan facility not to exceed $955,000,000 (the "Bridge Facility"). The Bridge Facility was intended to be used to fund, if necessary, any change in control offers the Company might have to make in connection with the Recapitalization. The Company did not use this Bridge Facility because the structure of the Recapitalization did not require the Company to make any change of control offers. The commitment letter expired on January 31, 2003.

In 2003, Nortek Holdings has filed for the deregistration of its shares of common and special common stock under the Securities Exchange Act of 1934. Nortek Holdings' shares of common and special common stock are no longer publicly traded. The Company will continue to file periodic reports with the SEC as required by the respective indentures of the Company's Existing Notes.

Under the terms of one of the Company's supplemental executive retirement plans, the Company was required to make one-time cash payments to participants in such plan in satisfaction of obligations under that plan when the Recapitalization was completed. Accordingly, the Company made cash payments under the plan of approximately $75,100,000 to the participants in the plan and transferred to one of the participants a life insurance policy with approximately $10,300,000 of cash surrender value to satisfy a portion of such participant's obligation.

The total amount of transaction fees and costs incurred by the Company and Kelso associated with the Recapitalization was approximately $44,500,000, including the $27,900,000 noted above, of which approximately $10,500,000 of advisory fees and expenses was paid to Kelso & Company L.P. A portion of these fees and expenses were recorded by the Company in selling, general and administrative expenses, since they were obligations of the Company prior to the Recapitalization, including approximately $6,600,000 during the year ended December 31, 2002. An additional amount of approximately $10,000,000 was recorded as expense in January 2003 since these fees and expenses became obligations of the Company upon consummation of the Recapitalization.

The Company and Nortek Holdings will account for the Recapitalization as a purchase in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" ("SFAS No. 141"), which results in a new valuation for the assets and liabilities of Nortek Holdings and its subsidiaries based upon fair values as of the date of the Recapitalization. In accordance with SEC rules and regulations regarding "push down accounting", the Company will reflect all applicable purchase accounting adjustments recorded by Nortek Holdings in the Company's consolidated financial statements for all SEC filings covering periods subsequent to the Recapitalization.

E. In the second quarter of 2002, approximately $4,400,000 was charged to operating earnings and is included in selling, general and administrative expenses relating to incentive earned by certain of the Company's officers under the Company's 1999 Equity Performance Plan. In addition, as discussed in Note D, the Company has recorded expenses of approximately $400,000 and $6,600,000 in selling, general and administrative expenses in the fourth quarter and year ended 2002, respectively, related to fees and expenses associated with the Recapitalization of the Company. In the third quarter of 2002, the Company incurred approximately $2,100,000 in connection with its re-audit of the Company's Consolidated Financial Statements for the three years ended December 31, 2001.

In the fourth quarter and year ended 2002, the Company incurred approximately $2,100,000 and $3,700,000, respectively, and in the year 2001, incurred approximately $6,100,000 of direct expenses and third party fees associated with the Company's Strategic Sourcing initiative which are recorded as unallocated expense. The Company estimates that it has realized benefits associated with this Strategic Sourcing initiative of between $4,000,000 and $6,000,000 in the fourth quarter of 2002 as compared to the fourth quarter of 2001 and between $15,000,000 and $21,000,000 in the year 2002 as compared to the year 2001. Increased raw material prices for PVC resin and steel purchases partially offset these cost savings in the fourth quarter of 2002. In the fourth quarter of 2002, the Company provided approximately $1,000,000 relating to restructuring charges within the

Residential Building Products Segment. Approximately $12,400,000 of un-remitted foreign earnings have been invested indefinitely outside the United States and accordingly, U.S. income taxes previously provided of approximately $3,300,000 are no longer required, which resulted in a reduction in the tax provision in the fourth quarter of 2002. In the fourth quarter and year ended 2001, the Company expensed approximately $200,000 and $3,000,000, respectively, of manufacturing costs incurred in connection with the start up of a residential air conditioning facility and a vinyl fence and decking facility. In the first half of 2001, the Company recorded in operating earnings a non-taxable gain of approximately $3,200,000 ($.29 as adjusted per share) from net death benefit insurance proceeds related to life insurance maintained on former managers. In the third quarter of 2001, the Company also incurred certain duplicative net interest expense as discussed in Note H. Also, in the third quarter of 2001, the Company recorded approximately $1,700,000 of interest income resulting from the favorable abatement of state income taxes. The abatement of state income taxes did not have a significant effect on the overall annual effective income tax rate in 2001.

F. In the first quarter of 2001, the Company adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities", as amended ("SFAS No. 133") by recording an approximate $800,000 liability in its balance sheet at March 31, 2001, representing the fair value of the Company's interest rate collar agreement. As a result, interest expense includes a non-cash reduction in interest expense of approximately $1,200,000 ($.06 as adjusted per share, net of tax) for the year 2002, a non-cash reduction to interest expense of approximately $200,000 ($.01 as adjusted per share, net of tax) for the fourth quarter of 2001 and a non-cash charge of approximately $1,200,000 ($.07 as adjusted per share, net of tax) for the year ended 2001. The interest rate collar agreement was terminated in August 2002.

G. On July 25, 2002, the Company entered into a $200,000,000 Senior Secured Credit Facility (the "Senior Secured Credit Facility"), which is syndicated among several banks. The Senior Secured Credit Facility is secured by substantially all of the Company's accounts receivable and inventory, as well as certain intellectual property rights, and permits borrowings up to the lesser of $200,000,000 or the total of 85% of eligible accounts receivable, as defined, and 50% of eligible inventory, as defined. The outstanding principal balances under the Senior Secured Credit Facility accrue interest at the Company's option at either LIBOR plus a margin ranging from 2.0% to 2.5% or the banks' prime rate plus a margin ranging from 0.5% to 1.0% depending upon the excess available borrowing capacity, as defined, and the timing of the borrowing as the margin rates will be adjusted quarterly. The Senior Secured Credit Facility includes customary limitations and covenants, but does not require the Company to maintain any financial covenant unless excess available borrowing capacity, as defined, is less than $40,000,000 in which case the Company would be required to maintain, on a trailing four quarter basis, a minimum level of $175,000,000 of earnings before interest, taxes, depreciation and amortization, as defined. On July 25, 2002, proceeds from the Senior Secured Credit Facility were used to refinance the remaining approximately $42,700,000 due on the Ply Gem credit facility and provide for letters of credit totaling approximately $24,800,000, which were previously issued under the Ply Gem credit facility. In addition, the Company refinanced approximately $3,800,000 of subsidiary debt. At December 31, 2002 there were no outstanding borrowings under the Senior Secured Credit Facility.

H. In June 2001, the Company sold $250,000,000 principal amount of its 9 7/8% Senior Subordinated Notes due 2011 ("9 7/8% Notes") at a slight discount. Net proceeds from the sale of the 9 7/8% Notes, after deducting underwriting commissions and expenses amounted to approximately $241,800,000 and a portion of such proceeds was used to redeem, on July 12, 2001, $204,822,000 principal amount of the Company's 9 7/8% Senior Subordinated Notes due 2004 (which notes were called for redemption on June 13, 2001), and pay approximately $2,900,000 of redemption premium and approximately $7,400,000 of accrued interest. As a result of this redemption, the Company recorded a pre-tax extraordinary loss of approximately $5,500,000 ($.32 as adjusted per share, net of tax) in the third quarter of 2001 under then existing accounting principles generally accepted in the United States. As discussed in Note I, SFAS No. 145 "Rescission of FASB Statements No. 4, 44 and 64 Amendment of FASB Statement No. 13 and Technical Corrections" ("SFAS No. 145") provides new guidance with respect to the classification of gains or losses on debt extinguishments once adopted. In the year 2001, the Company incurred approximately $1,250,000 ($.07 as adjusted per share, net of tax) of duplicative interest expense, net of interest income, since the redemption of the 9 7/8% Senior Subordinated Notes due 2004 did not occur on the same day as the financing.

I. The Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets but does not apply to goodwill or intangible assets that are not being amortized and certain other long-lived assets, in the third quarter of 2001 and, as required by the standard, applied this accounting standard as of January 1, 2001. Adoption of this accounting standard did not result in any material changes in net earnings from accounting standards previously applied. Adoption of this standard did result in the accounting for the gain (loss) on the sale of certain businesses and their related operating results as discontinued operations. The presentation for all periods presented has been reclassified to conform to the new standard (see Note K).

SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method.

On January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). This statement applies to goodwill and intangible assets acquired after June 30, 2001, as well as goodwill and intangible assets previously acquired. Under this statement, goodwill and intangible assets determined to have an indefinite useful life are no longer amortized, instead these assets are evaluated for impairment on an annual basis and whenever events or business conditions warrant. All other intangible assets will continue to be amortized over their remaining estimated useful lives and are evaluated for impairment in accordance with the provisions of SFAS No. 144. The adoption of SFAS No. 142 did not result in any material changes to the Company's accounting for intangible assets. The Company has evaluated the carrying value of goodwill and determined that no impairment exists and therefore no impairment loss was required to be recorded in the Company's Consolidated Financial Statements.

Goodwill amortization included in operating earnings in the fourth quarter and year 2001 was approximately $4,065,000 and $16,274,000, respectively, as determined under accounting principles generally accepted in the United States in effect in the year 2001. As adjusted, pro forma diluted earnings per share from continuing operations for the fourth quarter and year ended December 31, 2001 would have been approximately $1.05 per share and $4.37 per share, respectively, excluding the after tax effect of goodwill amortization.

SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143") addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 with early adoption permitted. The Company is currently evaluating the impact of adopting SFAS No. 143 on its consolidated financial statements.

SFAS No. 145 was issued in April 2002 and addresses the reporting of gains and losses resulting from the extinguishment of debt, accounting for sale-leaseback transactions and rescinds or amends other existing authoritative pronouncements. SFAS No.145 requires that any gain or loss on extinguishment of debt that does not meet the criteria of APB 30 for classification as an extraordinary item shall not be classified as extraordinary and shall be included in earnings from continuing operations. The provisions of this statement related to the extinguishment of debt are effective for financial statements issued in fiscal years beginning after May 15, 2002 with early application encouraged. Upon adoption of SFAS No. 145, all prior periods presented will be required to be restated. The Company plans to adopt SFAS No. 145 on January 1, 2003. Upon adoption, the Company's $3,600,000 after tax extraordinary loss from debt retirement recorded in the third quarter of 2001 will be reclassified to earnings from continuing operations.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"), which addresses the accounting and reporting for costs associated with exit or disposal activities, supercedes Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" ("EITF 94-3") and substantially nullifies EITF Issue No. 88-10, "Costs Associated with Lease Modification or Termination" ("EITF 88-10"). SFAS No. 146 will impact, among other things, the accounting for certain costs associated with an exit or disposal activity as well as the timing of when such costs are recognized as liabilities and expenses. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002 with early adoption permitted. Previously issued financial statements, including interim financial statements, cannot be restated. The Company will adopt SFAS No. 146 as of January 1, 2003. For the year ended December 31, 2002, the Company has accounted for exit and disposal activity in accordance with existing generally accepted accounting principles in the United States including EITF 94-3 and EITF 88-10. Upon adoption, SFAS No. 146 is not expected to have any impact on exit and disposal activities initiated prior to January 1, 2003.

J. Net sales from continuing operations for the Company's segments for the fourth quarter and year ended December 31, 2002 and 2001 were as follows:

| | Fourth Quarter Ended December 31, | | Year Ended December 31, | |
	2002	**2001**	**2002**	**2001**
	(Amounts in millions)			
Net Sales:				
Residential building products	$183.6	$171.3	$ 729.6	$ 660.0
Air conditioning and heating products	140.6	140.4	654.5	633.8
Windows, doors and siding products	112.6	114.5	504.2	481.6
Consolidated net sales	$436.8	$426.2	$1,888.3	$1,775.4

Operating earnings, depreciation and amortization expense, and capital expenditures from continuing operations for the Company's segments for the fourth quarter and year ended December 31, 2002 and 2001 were as follows:

	Fourth Quarter Ended December 31,		Year Ended December 31,	
	2002	**2001**	**2002**	**2001**
	(Amounts in millions)			
Operating Earnings (Loss):				
Residential building products	$ 30.4	$ 26.2	$ 122.9	$ 93.7
Air conditioning and heating products	8.7	8.9	61.5	53.8
Windows, doors and siding products	11.8	11.2	70.6	45.0
Subtotal	50.9	46.3	255.0	192.5
Unallocated:				
Recapitalization fees and expenses	(.4)	---	(6.6)	---
Re-audit fees and expenses	---	---	(2.1)	---
1999 equity performance plan incentive	---	---	(4.4)	---
Strategic Sourcing expense	(2.1)	---	(3.7)	(6.1)
Gain on death benefit life insurance	---	---	---	3.2
Other, net	(13.1)	(9.8)	(51.0)	(35.4)
Consolidated operating earnings	35.3	36.5	187.2	154.2
Interest expense	(24.3)	(24.5)	(96.6)	(101.9)
Investment income	2.0	2.4	7.4	10.7
Earnings before provision for income taxes	$ 13.0	$ 14.4	$ 98.0	$ 63.0
Depreciation and Amortization:				
Residential building products	$ 3.8	$ 5.8	$ 15.6	$ 22.9
Air conditioning and heating products	3.4	4.2	13.2	13.8
Windows, doors and siding products	3.2	5.5	13.8	20.9
Other	.2	.1	.6	.6
Consolidated depreciation and amortization expense	$ 10.6	$ 15.6	$ 43.2	$ 58.2
Amortization of Goodwill included in Depreciation and Amortization Expense:				
Residential building products	$ ---	$ 1.8	$ ---	$ 7.4
Air conditioning and heating products	---	.3	---	1.3
Windows, doors and siding products	---	2.0	---	7.6
Consolidated goodwill amortization expense	$ ---	$ 4.1	$ ---	$ 16.3
Capital Expenditures:				
Residential building products	$ 4.3	$ 3.6	$ 9.6	$ 14.4
Air conditioning and heating products	4.6	2.5	9.3	11.2
Windows, doors and siding products	3.4	2.3	9.4	13.8
Other	.1	.1	.2	1.6
Consolidated capital expenditures	$ 12.4	$ 8.5	$ 28.5	$ 41.0

K. On November, 22, 2002, Ply Gem sold the capital stock of its subsidiary Richwood Building Products, Inc. ("Richwood") for approximately $8,500,000 of net cash proceeds and recorded a pre-tax loss of approximately $3,000,000 ($.21 as adjusted per share, net of tax benefit from the utilization of a capital loss carry forward of $.10 as adjusted per share) in the fourth quarter of 2002. The operating results of Richwood were previously included in Windows, Doors and Siding Products in the Company's segment reporting.

On April 2, 2002, Ply Gem sold the capital stock of its subsidiary Hoover Treated Wood Products Inc. ("Hoover") for approximately $20,000,000 of net cash proceeds and recorded a pre-tax gain of approximately $5,400,000 ($.37 as adjusted per share, net of tax benefit from the utilization of a capital loss carry forward of $.15 as adjusted per share) in the second quarter of 2002. The operating results of Hoover were previously included in Other in the Company's segment reporting. Approximately $8,500,000 of the cash proceeds was used to pay down outstanding debt under the Company's Ply Gem credit facility in the second quarter of 2002.

On September 21, 2001, Ply Gem sold the capital stock of Peachtree Doors and Windows, Inc. ("Peachtree") and SNE Enterprises, Inc. ("SNE") for approximately $45,000,000 in cash, and recorded a pre-tax loss on the sale of approximately $34,000,000 ($1.79 as adjusted per share, net of tax) in the third quarter of 2001, including the write off of approximately $11,700,000 of unamortized intangible assets. Peachtree and SNE were previously part of the Windows, Doors and Siding Products Segment. A portion of the cash proceeds was used to pay down approximately $20,500,000 of outstanding debt under the Company's Ply Gem credit facility.

The sale of these subsidiaries and their related operating results have been excluded from earnings from continuing operations and are classified as discontinued operations for all periods presented.

The following is a summary of the results of discontinued operations for fourth quarter and year ended December 31, 2002 and 2001:

	Fourth Quarter Ended December 31,		Year Ended December 31,	
	2002	**2001**	**2002**	**2001**
		(Amounts in thousands)		
Net Sales	$ 1,100	$ 18,300	$ 25,500	$305,800
Earnings (loss) before provision (benefit) for income taxes	300	(200)	2,800	(1,400)
Provision (benefit) for income taxes	100	(100)	1,100	(300)
Earnings (loss) from discontinued operations	200	(100)	1,700	(1,100)
Gain (loss) on sale of discontinued operations	(3,000)	---	2,400	(34,000)
Tax provision (benefit) on sale of discontinued operations	(600)	---	600	(14,000)
	(2,400)	---	1,800	(20,000)
Earnings (loss) from discontinued operations	$ (2,200)	$ (100)	$ 3,500	$ (21,100)
Depreciation and amortization expense	$ 89	$ 385	$ 831	$ 5,247

The following is a summary of selected balance sheet amounts and ratios at December 31, 2002 and 2001:

	Balance at December 31,	
	2002	**2001**
	(Unaudited)	
	(Dollar amounts in thousands)	
Unrestricted cash, equivalents and marketable securities *.	$ 294,804	$ 255,606
Accounts receivable less allowances.	225,632	215,884
Inventories.	175,885	177,714
Accounts payable.	126,400	126,968
Accrued expenses and taxes, net. .	169,746	163,004
Short-term borrowings and current maturities of indebtedness.	6,787	64,450
Long-term indebtedness.	983,632	990,770
Stockholders' Investment.	317,505	271,313
Debt to equity ratio.	3.1:1	3.9:1

* Approximately $157,900,000 was used on January 9, 2003 to redeem Nortek Holdings' Class B common stock and cash out stock options and pay certain fees and expenses of the Recapitalization.